
02067832

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

DEC 23 2002

IMH Assets Corp.	**0001017447**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
FOR **Form 8-K, December 9, 2002, Series 2002-9F**	333-6637 ~~333-100890~~

Name of Person Filing the Document
(If Other than the Registrant)



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMH ASSETS CORP.

By: 
Name: Richard J. Johnson
Title: Chief Financial Officer

Dated: December 20, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

IMPAC CMB TRUST SERIES 2002-9F
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2002-9F

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT

UBS Warburg

PRELIMINARY BACKGROUND INFORMATION

IMPAC CMB Trust Series 2002-9F
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2002-9F

DISCLAIMER

The information herein has been provided solely by UBS Warburg LLC. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Warburg LLC.

IMPAC CMB TRUST SERIES 2002-9F
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2002-9F

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT

PRICING INFORMATION

Class	Approximate Principal Amount	Coupon/ Tranche Type	WAL (Yrs) Call/Mat [2]	Principal Window (Years) Call/Mat	Expected Ratings S&P / Moodys
A-IO	$25,000,000[3]	Scheduled Notional IO	2.17/2.17[4]	NA	AAA/Aaa
A-1[1]	$174,503,831	Fixed/Pass-Thru	4.02/4.66	Jan03-Oct10/Jan03-Feb20	AAA/Aaa
M-1[1]	$9,500,000	Mezzanine	4.02/4.66	Jan03-Oct10/Jan03-Feb20	AA/Aa2
M-2[1]	$8,000,000	Mezzanine	4.02/4.66	Jan03-Oct10/Jan03-Feb20	A/A2
B[1]	$7,000,000	Subordinate	4.02/4.66	Jan03-Oct10/Jan03-Feb20	BBB/Baa2
Total	$199,003,831				

(1) The coupon on the Class increases 50 bps after the call date. See "Optional Redemption" below.
(2) See "Pricing Prepayment Speed" below.
(3) The Class A-IO Bonds will not be entitled to distributions of principal. The scheduled notional amount is described in "Description of Securities-Class A-IO Notional Amount" below.
(4) Based on the notional amount.

ANTICIPATED DESCRIPTION OF THE LOANS

Current Balance:	$200,003,850
Average Balance:	$215,289
Minimum Balance:	$34,911
Maximum Balance:	$996,335
Wtd Average Gross Coupon:	7.1095%
Wtd Average Original Term (months):	348
Wtd Average Seasoning (months):	2
Wtd Average Loan-To-Value Ratio:	75.8%
Fixed loans (% of Pool Principal Balance)	100%

IMPAC CMB TRUST SERIES 2002-9F
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2002-9F

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT

DESCRIPTION OF SECURITIES

Pricing Prepayment Speed:	The Bonds will be priced at 100% PPC prepayment assumption where 100% PPC is equal to 4% - 18% CPR over 12 months and 18% CPR thereafter.
Payment Date:	The 25th day of each month (or the next succeeding business day) commencing in January 2003.
Closing Date:	December 27, 2002
Expected Settlement Date:	December 30, 2002
Accrued Interest:	The price to be paid by investors for the Bonds will include accrued interest from the first of the month to the settlement date.
Interest Accrual Period:	Interest will accrue on the Bonds at a fixed rate during the month prior to the month of the related Payment Date based on a 30/360 basis.
Payment Delay:	24 days for all classes of Bonds.
Issuer:	Impac CMB Trust Series 2002-9F
Seller:	Impac Mortgage Holdings, Inc.
Master Servicer:	Impac Funding Corporation
SubServicer:	TBA
Indenture Trustee:	Deutsche Bank National Trust Company
Owner Trustee:	Wilmington Trust Company

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT

DESCRIPTION OF SECURITIES *(continued)*

Servicer Advancing:	The Master Servicer is required to make cash advances to cover delinquent payments of principal and interest to the extent deemed recoverable.
Optional Redemption:	At its option on or after the payment date in June 2005, the holder of the certificates, or, if there is no single holder, the majority holder of the certificates, may purchase all of the Bonds on or after the earlier of i) the payment date on which the aggregate stated principal balance of the mortgage loans has been reduced to less than or equal to 20% of the sum of the aggregate stated principal balance of the mortgage loans as of the cut-off date, and ii) the payment date occurring in December 2012. In addition, if the Certificateholders do not exercise their option to purchase, at any time, the bond interest rate on the Class A-1, Class M-1, Class M-2, and Class B Bonds will increase by 0.50% per annum on the first payment date after the first possible optional termination date.
Mortgage Loans:	As of the Closing Date, it is anticipated that the aggregate principal balance of the Mortgage Loans will be approximately $200,003,850.
Credit Enhancement:	Credit enhancement for the Bonds will consist of (i) Excess Interest, (ii) Overcollateralization and (iii) subordination provided to the more senior classes of Bonds by the more subordinate classes of Bonds.
Excess Interest:	The interest collections on the Mortgage Loans less the sum of (i) the interest paid on the Bonds; and (ii) the aggregate of all fees and payments due in respect of the Mortgage Loans.
Overcollateralization:	The Bondholders will be entitled to receive payments of Excess Interest as principal until the Overcollateralized Amount equals the Overcollateralization Target Amount. This payment of interest as principal will have the effect of accelerating the Bonds relative to the underlying Mortgage Loans. On any Payment Date, the Overcollateralization Amount will be the amount, if any, by which the sum of the Mortgage Loan balance exceeds the Aggregate Principal Balance of the Bonds. The initial Overcollateralization Amount is expected to be approximately 0.5% and the Overcollateralization Target Amount is expected to be approximately 0.5%.

DESCRIPTION OF SECURITIES ***(continued)***

Principal Remittance Amount: For any payment date, the sum of (1) the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced; (2) the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the servicing agreement during the preceding calendar month; (3) the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, the proceeds of any repurchase of the mortgage loans by the Master Servicer or Seller, liquidation proceeds and insurance proceeds (including amounts paid under the Radian Lender-Paid PMI Policy), in each case to the extent applied as recoveries of principal; and the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, the proceeds of any repurchase of the mortgage loans by the Master Servicer or Seller, liquidation proceeds and insurance proceeds (including amounts paid under the Radian Lender-Paid PMI Policy), in each case to the extent applied as recoveries of principal.

Overcollateralization Increase Amount: As of any Payment Date, the excess, if any, of (i) the Overcollateralization Target Amount over (ii) the Overcollateralization Amount after taking into account payments to the bonds of the principal distribution amount on such Payment Date.

Overcollateralization Release Amount: As of any Payment Date, the excess of (i) the Overcollateralization Amount (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such payment date) over (ii) the Overcollateralization Target Amount.

Monthly Excess Cashflow: The sum of any Excess Interest and any Overcollateralization Release Amount.

Extra Principal Distribution Amount: On any Payment Date on or after the Payment Date in June 2005 a) on or prior to the earlier of i) the fourth Payment Date after the Payment Date on which the aggregate stated principal balance of the mortgage loans has been reduced to less than or equal to 20% of the sum of the aggregate stated principal balance of the mortgage loans as of the cut-off date or ii) the Payment Date in December 2012, the lesser of x) the Monthly Excess Cashflow for such Payment Date and y) the Overcollateralization Increase Amount for such Payment Date; and b) thereafter, the Monthly Excess Cashflow for such Payment Date.

DESCRIPTION OF SECURITIES ***(continued)***

Subordination: The rights of the holders of the Class A-1 Bonds to receive distributions will be senior to the rights of the Mezzanine and Subordinate Bonds. Similarly, the rights of the holders of the Mezzanine Bonds with higher payment priorities will be senior to the rights of the Mezzanine Bonds with lower payment priorities and the Subordinate Bonds.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated or covered on any payment date as follows: first, to Monthly Excess Cashflow, by an increase in the Overcollateralization Increase Amount for that payment date, second, in reduction of the Overcollateralized Amount, until reduced to zero, third to the Class B Bonds, in reduction of the Bond Principal Balance thereof, until reduced to zero, fourth, to the Class M-2 Bonds, in reduction of the Bond Principal Balance thereof, until reduced to zero, and fifth, to the Class M-1 Bonds, in reduction of the Bond Principal Balance thereof, until reduced to zero.

The Indenture does not permit the allocation of Realized Losses to the Class A Bonds. Investors in the Class A Bonds should note that although Realized Losses cannot be allocated to the Class A Bonds, under certain loss scenarios there will not be enough principal and interest on the mortgage loans to pay the Class A Bonds all interest and principal amounts to which they are then entitled.

Rate Increase: Beginning on the first Payment Date after the first possible Optional Redemption Date the pass-through rate on each class will increase 0.5% per annum.

Class A-IO Interest Amount: For each Payment Date, the product of 6.00% per annum and the notional amount of the Class A-IO Bonds for that Payment Date.

Class A-IO Notional Amount: For each Payment Date, the notional balance of the Class A-IO Bonds will be the lesser of the aggregate loan balance and:

Up to and including 12/25/03	$25,000,000
From 1/25/04 to and including 6/25/04	$22,000,000
From 7/25/04 to and including 12/25/04	$20,000,000
From 1/25/05 to and including 6/25/05	$17,000,000
Thereafter	$0

DESCRIPTION OF SECURITIES ***(continued)***

Priority of Distributions: Available funds will be distributed in the following order of priority:

Interest Payments on the Bonds:

1) To pay interest to the Class A-IO Bonds
2) To pay unpaid accrued interest to the Class A-IO Bonds
3) To pay interest on the Class A-1 Bonds
4) To pay unpaid accrued interest on the Class A-1 Bonds
5) To pay interest to the Class M-1 Bonds
6) To pay unpaid accrued interest to the Class M-1 Bonds
7) To pay interest to the Class M-2 Bonds
8) To pay unpaid accrued interest to the Class M-2 Bonds
9) To pay interest to the Class B Bonds
10) To pay unpaid accrued interest to the Class B Bonds

On any payment date, any shortfalls resulting from the application of the Relief Act and any prepayment interest shortfalls to the extent not covered by compensating interest paid by the Master Servicer will constitute unpaid interest shortfalls and will be allocated to the Bonds on a pro rata basis.

Principal Payments on the Bonds:

On each Payment Date the holders of each class of Bonds, other than the Class A-IO Bonds, shall be entitled to receive distributions in respect of principal allocated on a pro-rata basis.

Remaining Funds

1) To the holders of the class or classes of Bonds then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution as described above under "Principal Payments on the Bonds".
2) First pro-rata to the holders of the Class A-1 and A-IO Bonds, then to the Class M-1, Class M-2 and Class B Bonds, in that order, any unpaid interest shortfalls.
3) To the Class M-1 Bonds any Allocated Realized Loss Amount for the Class M-1 Bonds
4) To the Class M-2 Bonds any Allocated Realized Loss Amount for the Class M-2 Bonds
5) To the Class B Bonds any Allocated Realized Loss Amount for the Class B Bonds
6) To the certificates

IMPAC CMB TRUST SERIES 2002-9F
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2002-9F

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT

Collateral Summary

	Total
GWAC	7.11% +/- 10bps
WAM	347 +/- 2 months
30 year	93.8% Approx
15 year	5.4% Approx
15/30 Balloons	0.8% Approx
California	62% Approx
WA LTV	76% Approx
Avg. Loan Size	(64% Conforming) $215k Approx.
Investor Occupancy	13% Approx
Primary Occupancy	84% Approx
Secondary Occupancy	3% Approx
Stated Doc	34% Approx.
Full Doc	20% Approx.
Express NO Asset Ver	14% Approx.
Express Asset Ver	14% Approx.
No Doc	12% Approx.
No Income, No Asset	6% Approx.
Full Income, Lim Asset	0.2% Approx.
Cash-Out Refi	46% Approx.
Loans with prepay penalty	82% Approx.
SF/PUD	84% Approx.
WA FICO	709 Approx.

IMPAC CMB TRUST SERIES 2002-9F
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2002-9F

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT

To Call

Class A-IO at 6%	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Yield at 11.968	4.25	4.25	4.25	4.25	4.25
Average Life	2.17	2.17	2.17	2.17	2.17
Window	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA

Class A-1 at 4.716%	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Yield at 100	4.72	4.69	4.67	4.65	4.63
Average Life	9.25	5.18	4.02	3.24	2.71
Window	Jan03 - Dec12	Jan03 – Dec12	Jan03 - Oct10	Jan03 - Mar09	Jan03 - Feb08

Class M-1 at 5.217%	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Yield at 100	5.23	5.19	5.17	5.15	5.13
Average Life	9.25	5.18	4.02	3.24	2.71
Window	Jan03 - Dec12	Jan03 - Dec12	Jan03 - Oct10	Jan03 - Mar09	Jan03 - Feb08

Class M-2 at 5.567%	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Yield at 100	5.58	5.54	5.52	5.5	5.48
Average Life	9.25	5.18	4.02	3.24	2.71
Window	Jan03 - Dec12	Jan03 - Dec12	Jan03 - Oct10	Jan03 - Mar09	Jan03 - Feb08

Class B at 6.465%	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Yield at 100	6.49	6.45	6.42	6.4	6.37
Average Life	9.25	5.18	4.02	3.24	2.71
Window	Jan03 - Dec12	Jan03 - Dec12	Jan03 - Oct10	Jan03 - Mar09	Jan03 - Feb08

IMPAC CMB TRUST SERIES 2002-9F
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2002-9F

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT

To Maturity

Class A-IO at 6.0%	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Yield at 11.968	4.25	4.25	4.25	4.25	4.25
Average Life	2.17	2.17	2.17	2.17	2.17
Window	NA - NA	NA – NA	NA - NA	NA - NA	NA - NA

Class A-1 at 4.716%*	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Yield at 100	4.9	4.74	4.73	4.72	4.71
Average Life	16.86	5.95	4.66	3.79	3.18
Window	Jan03 - Mar29	Jan03 - May23	Jan03 - Feb20	Jan03 - Jun17	Jan03 - Jun15

Class M-1 at 5.217%*	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Yield at 100	5.4	5.24	5.23	5.22	5.21
Average Life	16.86	5.95	4.66	3.79	3.18
Window	Jan03 - Mar29	Jan03 - May23	Jan03 - Feb20	Jan03 - Jun17	Jan03 – Jun15

Class M-2 at 5.567%*	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Yield at 100	5.75	5.59	5.58	5.57	5.55
Average Life	16.86	5.95	4.66	3.79	3.18
Window	Jan03 - Mar29	Jan03 - May23	Jan03 - Feb20	Jan03 - Jun17	Jan03 - Jun15

Class B at 6.465%*	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Yield at 100	6.66	6.49	6.48	6.46	6.45
Average Life	16.86	5.95	4.66	3.79	3.18
Window	Jan03 - Mar29	Jan03 - May23	Jan03 - Feb20	Jan03 - Jun17	Jan03 - Jun15

* The coupon on the Class increases 50bps after the call date